Exhibit 10.1

AGREEMENT FOR THE RESTRUCTURING

OF THE YRC WORLDWIDE, INC. OPERATING COMPANIES

YRC Inc., USF Holland, Inc. and New Penn Motor Express, Inc. (each “the Employer”) and the Teamsters National Freight Industry Negotiating Committee (“TNFINC”) of the International Brotherhood of Teamsters (the “IBT”, the “Teamsters” or the “Union”) hereby establish this Agreement for the Restructuring of the YRC Worldwide, Inc. Operating Companies (hereinafter “the Restructuring Plan” or “the Plan”) for the benefit of all of their employees. This Restructuring Plan has been developed for the express purpose of providing job security for the Employer’s Teamster bargaining unit employees by creating the opportunity to engage in a complete financial restructuring of the Employer by reducing both its level of debt and its labor cost; thereby attracting additional investors. Such restructuring will significantly improve the Employer’s ability to compete and provide job security for Teamsters. This Restructuring Plan is not, and is not intended to be, a plan that the Employee Retirement Income Security Act of 1974, as amended, governs; rather, this Restructuring Plan is an amendment to the NMFA (defined below) that the parties have referred to as the Restructuring Plan. As used in this Restructuring Plan, “NMFA” means collectively the 2008-2013 National Master Freight Agreement and its applicable supplemental agreements.

1. Employee Participation. During the period in which this Restructuring Plan is effective (as set forth in Section 10), each Teamster bargaining unit, full-time employee of the Employer shall participate in the Restructuring Plan. For purposes of the Plan, unless expressly stated to the contrary, the term “employee” means a Teamster bargaining unit employee who is on the seniority list and is scheduled to perform work for the Employer when called, including a probationary employee, a regular employee on lay off status and casuals, and including employees who work on a percentage basis less than 40 hours per week.

2. Financial Restructuring of YRC Worldwide, Inc. A Term Sheet/Proposal governing the process for the financial restructuring of YRC Worldwide, Inc., the parent company of the Employer, is attached hereto as Exhibit 1 (the “Term Sheet”). The financial restructuring of YRC Worldwide shall include, among other things, the reduction of the parent company’s debt in form and substance satisfactory to TNFINC as the Term Sheet provides; the modifications to the NMFA and its applicable supplemental agreements to create labor cost savings; and the attraction of additional investors to support the recapitalization of YRC Worldwide. TNFINC has specifically advised the Employer of the terms of an agreement which would satisfy the reduction of debt requirement that the Term Sheet provides. To the extent the Term Sheet provides, TNFINC representatives and advisors will be directly involved in the process of restructuring and recapitalizing YRC Worldwide with no final decisions being made on the issues without TNFINC’s approval. The involvement of TNFINC in the restructuring process will ensure that the Teamster bargaining unit members’ interests are protected and that there is equal sacrifice by the lenders, managers, and nonunion employees and that any transactions with financial investors do not adversely impact Teamster members. When the restructuring process involves the consideration of the lenders converting their debt to equity and/or when new investors are considering investing in YRC Worldwide, Inc., TNFINC reserves the right to determine whether the job security and long-term interest of the members are better served by adjusting the performance triggers, terms and conditions (see Sections 4(c)) for recouping pension and wage relief contained in this Restructuring Plan.

3. Extension of the NMFA and Supplemental Agreements. This Restructuring Plan modifies and extends the current NMFA and Supplemental Agreements for a two year period, resulting in an expiration date of March 31, 2015.

4. Re-Entry into the Teamster Pension Funds.

(a) Effective June 1, 2011, the Employer shall commence making contributions to the Teamster Pension Funds covered by the NMFA (“Funds). In view of the financial condition of the Employer, the pension contribution rate, effective June 1, 2011, shall be at the rate of 25% of the contribution rate in effect on July 1, 2009 when the Non-Permanent Pension Contribution Termination and Deferral went into effect TNFINC and each Employer agree to use their reasonable best efforts and to cooperate to encourage the applicable pension Funds to approve the resumption of participation and contributions as of June 1, 2011. It is understood that pension benefit accrual rates and the other terms and conditions under which the Employer resumes participation shall be determined by each Fund; provided that each Fund shall adopt benefit schedules for the Employers that fully fund the normal cost of any new accruals out of the contributions to be made under this Memorandum and provide for a portion of contributions to be contributed to any underfunding of the Fund. It is further understood that the benefit accruals will necessarily be lower than those provided to participants before July 1, 2009. The Subcommittee created by this Restructuring Plan shall have the authority to address any issues arising out of this Section including (without limitation) the authority to vary the contributions that this Section describes or any of the other terms of the Fund re-entry. If the Fund has not approved the applicable Employer’s resumption of participation in the Fund by June 1, 2011, then each such Fund may elect to either: (1) apply the amounts due under this Section to the Deferred Amounts due to such Fund for delinquent contributions relating to the period prior to July 1, 2009, or (2) have the amounts due under this Section forwarded to an Escrow Agent satisfactory to the Subcommittee until such time as the Fund approves the terms of the Employer’s re-entry. If a Fund does not accept an Employer’s participation under the terms and conditions of this Section, the Subcommittee shall have the authority to work with the Fund to alter the terms and conditions of the Employer’s re-entry into the Fund, to the extent that the Subcommittee finds it necessary or desirable. Each Fund will have the opportunity to perform financial due diligence with respect to the Employers’ ability to make contributions and remain a viable enterprise.

(b) Consistent with this Restructuring Plan, the Non-Permanent Pension Cessation Period shall end effective May 31, 2011; provided the applicable pension Funds shall extend the Non-Permanent Pension Cessation Period until May 31, 2011.

(c) In determining whether the restructuring is satisfactory to TNFINC in its sole discretion, TNFINC will require a profit sharing provision to provide additional compensation to members based upon the achievement of financial performance triggers by YRCW which requirements have been communicated to YRCW and may be altered by TNFINC in its sole discretion.

5. Non-Permanent Pension Contribution Termination and Deferral.

(a) As provided by the Amended and Restated Memorandum of Understanding on the Job Security Plan that went into effect on July 1, 2009, the obligation of the Employers to contribute to the Pension Funds ceased effective July 1, 2009 and was to continue through December 31, 2010 (“Non-Permanent Pension Contribution Termination Period”). However, because of the financial circumstances experienced by the Employer, this Restructuring Plan extends the Non-Permanent Pension Contribution Termination Period through May 31, 2011. During the extended Non-Permanent Pension Contribution Termination Period, each Employer may continue its termination of its participation in the Funds (in which it participates; it being understood that such termination shall result in the cessation of any accruals of benefits for the months in the Non-Permanent Pension Contribution Termination Period; it being further understood that the Employers shall not be required to provide contributions to these Funds for the Non-Permanent Pension Contribution Termination Period. At the end of the Non-Permanent Pension Contribution Termination Period on May 31, 2011, each Employer shall resume its participation in those Funds by resuming pension contributions as outlined in Section 4 above, effective June 1, 2011. The parties agree that on this basis, the Employer intends to continue their participation in each Fund. To the extent consent is necessary, TNFINC and each Employer consent to actions by Fund trustees to reduce pension accruals to zero during the Non-Permanent Pension Contribution Termination Period. TNFINC and each Employer agree to use their respective reasonable best efforts to encourage the trustees of each Fund to continue its Non-Permanent Pension Contribution Termination Period Agreement, which shall avoid any debt or accumulated pension obligations of the Employers. The obligation of the Employers to contribute to the Funds shall resume effective June 1, 2011.

(b) It is hereby acknowledged that the Employer has deferred contributions to Funds and expect to defer such contributions with respect to hours worked until immediately prior to the beginning of the Non-Permanent Pension Contribution Termination Period. To the extent any of those deferrals occurred before or occur after the Effective Date and the respective applicable Funds and Employer enter into deferral agreements, the Employers shall not be in breach of the NMFA (as amended by this Restructuring Plan), and no legal, strike (pursuant to Article 8, Section 3(b) of the NMFA) or other action shall be taken against Employers so long as Employers are not materially in default of the deferral agreements and related documents (as they may be amended from time to time). If an Employer is in material default of a deferral agreement or related document, before any legal, strike or other action is taken against Employer, the Subcommittee (defined in Section 17) must provide written notice to the Employer, and the Employer shall have 30 days to cure the default. If the default is cured, any applicable legal, strike or other action shall be rescinded or dismissed, and TNFINC shall use its reasonable best efforts to ensure that any such action is rescinded or dismissed. If prior to the Effective Date, a Fund terminated an Employer, the Employer shall have no obligation to provide contributions to the Fund for the period between such termination and the Effective Date.

6. Wage Increases. This Restructuring Plan provides for hourly rate increases and equivalent mileage rate increase of $0.40 per hour on April 1, 2011, $0.45 per hour on April 1, 2012, $0.40 per hour on April 1, 2013 and $0.40 per hour on April 1, 2014.

7. Wage Reduction. The Employer shall reduce by 15% employees’ gross wages or earnings paid per the NMFA, including the increases to wages described above in this Section 6 and the reduced wages in Section 15. Such wage reductions and/or reduced earnings shall include overtime and any premium pay, vacation, sick pay, holiday pay, funeral leave, jury duty, and other paid for time not worked. Wage and mileage rate increases outlined in Article 33 of the NMFA, effective April 1, 2011, April 1, 2012, April 1, 2013, and April 1, 2014 shall also be reduced by 15%. This wage reduction will apply to the NMFA bargaining unit as modified by the General Executive Board of the International Brotherhood of Teamsters on November 24, 2009. The cost of living adjustment provisions of Article 33 of the NMFA shall be suspended for the duration of this Restructuring Plan.

8. Contract Modifications Included in the National Portion of the NMFA. The following modifications to the 2008-13 NMFA and Supplemental Agreements are to be included as part of the first 39 Articles of the NMFA and cover the entire NMFA bargaining unit, as modified by the General Executive Board of the International Brotherhood of Teamsters in its Resolution of November 24, 2009:

(a) Four Hour Guaranteed Local Cartage Employee: The parties recognize the need for the Employers to create job opportunities and efficient operations during this period of financial restructuring and recession. For these reasons, there is established a four hour guarantee local cartage employee classification. This local cartage classification will enhance the Employers’ ability to compete and provide work for the substantial number of laid-off employees. The four hour guaranteed local cartage worker shall have no impact on regular straight time work opportunities of active fulltime employees, unassigned and /or 10%’ers or shapes as defined by the 2008-13 NMFA and Supplemental Agreements.

Work performed by this new classification shall be offered daily first to laid off local cartage workers. The four hour guaranteed local cartage classification shall be paid the applicable fulltime rate of pay minus the wage reduction (15%). Pension and health & welfare benefits shall be paid consistent with those for regular employees, but laid-off four (4) hour employees shall have contributions paid for hours rather than days worked. In the event that employees in this classification work more than 6 hours, they shall be guaranteed 8 hours. There will be no back-to-back 4 hour shifts or 4 hour overlapping shifts. Laid-off employees may be started within bids at their respective domicile locations.

At each terminal, the number of workers in this four hour guaranteed local cartage classification shall be limited to 10% of the active city cartage seniority roster with a minimum of two (2) positions. It is a violation of this provision for the Employer to lay-off fulltime employees in order to convert them to four hour guaranteed local cartage employees. No regular fulltime active or inactive employee may be forced to work as a four hour guaranteed local cartage worker. The use of the four hour guaranteed local cartage employees will not negatively impact the guarantees of regular fulltime employees. In the event that laid-off employees do not accept four hour work opportunities or no laid-off employees are available, the Supplement shall apply. Replacement of fulltime regular employees or an 8 hour vacancy will be filled in accordance with the Supplement.

(b)	Drop & Hooks and Spotting Trailers: At the end of the line terminals/or dark terminals, a road driver that comes into the terminal may drop & hook his/her trailer or trailers and spot trailers to the dock or pull trailers from the dock even though there are local cartage/dock people on duty. This does not apply to the distribution centers or breakbulk terminals.

(c)	Sunday thru Saturday Flex Work Week: In all Supplements, the Employer is permitted to have Sunday thru Saturday start times, using the following language:

(a)	The work week shall be scheduled for five (5) consecutive days. In addition to and in conjunction with the Monday through Friday work week, the employer shall be entitled to establish bids over the weekend, with the following limitations:

•	One (1) to ten (10) employees will equal two (2) bids

•	Eleven (11) to twenty (20) will equal three (3) bids

•	Twenty-one (21) to forty (40) will equal four (4) bids

•	Forty-one (41) or more will equal ten percent (10%) of the roster.

In the event business levels over the weekend increase, additional bids may be added according to the following formula. Use of a premium pay employee for five (5) consecutive weekends will trigger the posting of one (1) additional bid at the discretion of the Employer. This will be applied to pick up and delivery and dock operations at end-of-line locations and pick up and delivery operations at distribution centers and breakbulks.

Weekend bid work shall be paid at the straight time rate. Any vacancy of one week or greater may be offered on a voluntary hold down basis at the straight time rate. All other weekend absences may be filled in accordance with the applicable supplement

(d)	Pre-Stringing Trailers: At end of the line and dark terminals, pre-stringing sets will continue as it is presently performed, if equipment and freight are available. If equipment and freight are not available the road driver will be instructed to hook his/her own set. In accordance with the Supplement, penalty pay will apply if this is not followed.

(e)	Drop & Pick: Road drivers will be permitted to make one pickup or delivery en-route to his/her destination terminal and he/she is also able to make one pickup or delivery en-route on his/her return trip. This applies to all road supplemental operations.

(f)	Road Casuals: All Supplemental areas will allow casual road drivers. In those Supplements which do not currently have road casuals, they shall use the method of 12 tours in 60 days for adding to the seniority board. If a supplemental area currently has casual road drivers, the current application for adding drivers to the seniority board shall continue to apply. With respect to boundaries of the Supplemental areas, meet and turns will be permitted. The meet and turn point will be as equitable as possible for each of the drivers.

(g)	Start Times: Start times in effect today will remain the same. In addition to the existing start times, the Company will be allowed to add three (3) additional start times in a 24-hour period. (There shall be no more than 12 total start times unless they currently have them.)

Example: If you currently have 5 start times you would be allowed to have 8 start times. 6 start times could go to 9. 10 start times currently, would go to 12. These start times include all local cartage, dock, hostler classifications.

(h)

Lunch Breaks: Dock employees shall be required to take a 30 minute lunch break between the fourth (4th) and sixth (6th) hours of his/her shift. P&D employees shall be entitled to either a 30 minute or 60 minute lunch break, as determined daily at the Employer’s discretion, between the fourth (4th) and sixth (6th) hours of his/her shift.

(i)	Hostling Across Job Classifications: When someone bids or is assigned a hostling job, he/she would be required to do any type of hostling required.

Example: Hook road units, city units and trailers to and from dock.

(j)	Reduced Break Time: All locations that currently have two (2) fifteen-minute breaks will be reduced to two (2) ten (10) minute breaks, unless otherwise required by law. Exceptions are straight 8’s and 4-10 hour shifts, which will remain the same.

There will be an additional ten (10) minute break after the tenth (10th) hour and once every two (2) hours thereafter.

(k)	Vacation: Reduce vacation by one week for all employees with 4 or more weeks of vacation, using the current method for computing vacation pay.

9. Equal Sacrifice of Non-Bargaining Unit Employees and their Participation.

(a) All non-bargaining unit employees (including management) will participate equally in the Restructuring Plan, and the Employer will share the burden of sacrifices among all IBT bargaining unit and non-bargaining unit employees (including management), in each case, as described in this Section 9(a). The Employer must reduce the total compensation (defined as wages plus health and welfare and pension or retirement benefits) of all non-bargaining unit employees (including management) by the same percentage reduction (an “Equal Reduction”) in total compensation as is being applied to IBT bargaining unit employees consistent with the Prior Plan.

As of the Effective Date, each Employer will have made permanent the wage reductions originally in the Prior Plan. During the Non-Permanent Pension Contribution Termination Period, the Employer will be prohibited from making any contributions to Employer provided retirement or pension plans, 401(k) accounts or other retirement vehicles including any defined contribution or defined benefit plans for non–bargaining unit employees (including management), to the extent applicable law permits and subject to fiduciary obligations. The Employer agrees not to increase wages (including bonuses) and benefits of current non-bargaining unit employees (including management) as an overall percentage beyond the effective overall total compensation percentage increases to be received by the bargaining unit employees. This shall not prevent the Employer from paying variable, performance based compensation as the Employer has paid in past practice. This shall also not prevent the Employer from providing targeted increases to individual employees if necessary, in Employer’s judgment, to operate the business so long as the overall total compensation increases are within the effective overall total compensation percentage increases to be received by the bargaining unit employees. If it becomes necessary to exceed this overall percentage increase limit to retain employees for the efficient continued operation of the business, the Employer would request approval from the Subcommittee.

In addition to the nonunion employees’ sacrifices mentioned above, the Employer shall have reduced the nonunion employees’ headcount and other costs to have created at least $160 million in annualized savings related to this Restructuring Plan.

(b) All remaining non-Teamsters union represented employees of YRC, Reddaway, YRC Glen Moore, and YRC Reimer shall share equal sacrifice in total compensation as those employees covered by NMFA collective bargaining agreements. To that end, it is agreed that immediately upon the Teamster-represented employees of these respective bargaining units voting to accept the conditions in this Restructuring Plan, to achieve such equal sacrifice, the equivalent equal sacrifice reductions shall be imposed on non-Teamster represented union employees of those same operating companies. The Employer and TNFINC shall cooperate in achieving the equal sacrifice among Canadian employees of Reimer, and recognize such efforts must be in compliance with applicable Canadian federal and provincial law.

(c) The Employer and TNFINC agree to use their reasonable best efforts to achieve equal sacrifice in total compensation of the employees covered by non-Teamster and non-NMFA collective bargaining agreements.

10. Effective Dates; Relation to Collective Bargaining Agreement. This Restructuring Plan will be mandatory for all employees, since job security is the number one asset the Employer, the Union and the employees all hope to share equally. This Restructuring Plan will be submitted for secret ballot vote of all bargaining unit employees, and shall be put into effect if 50% plus one of the bargaining unit employees voting, vote to adopt the Restructuring Plan. The Restructuring Plan will be effective on the first day of the first payroll period commencing after the date of ratification of the Restructuring Plan (the “Effective Date”). This Restructuring Plan terminates on March 31, 2015. This Restructuring Plan is incorporated by reference into and shall be a part of the NMFA.

11. Health & Welfare Contributions.

(a) The increase in Employer contributions to health and welfare shall be (i) on August 1, 2011: $0.35 per hour; (ii) on August 1, 2012: $0.35 per hour; (iii) on August 1, 2013: $0.35 per hour; and (iv) on August 1, 2014: $0.35 per hour. The trigger in all Supplements for qualifying for a week’s health and welfare contribution will be three (3) days. Those Supplements on an hourly contribution will continue their respective practices. The contractual provision in the NMFA supplemental agreements authorizing the Supplemental Negotiating Committee to determine the allocation of the health, welfare and pension contribution increases shall be suspended during the Non-Permanent Pension Contribution Termination Period and during the term of this Restructuring Plan. The contribution increases made during the Non-Permanent Pension Contribution Termination Period shall be made only to health and welfare funds.

(b) At the end of the Non-Permanent Pension Contribution Termination Period on May 31, 2011, the Employer will commence contributing the contribution for health, welfare and pension required by the NMFA (as modified by this Restructuring Plan).

12. Extension of Recall for Laid off Teamsters. The NMFA is amended to increase the recall rights of laid off bargaining unit employees from five (5) years to ten (10) years. Accordingly, Article 5, Section 1(b) of the NMFA is amended to read: “Seniority shall be broken only by discharge, voluntary quit, retirement, or more than ten (10) –year layoff.”

13. Dispute Settlement. Unless otherwise provided by the Term Sheet attached hereto, disputes pertaining to this Restructuring Plan are subject to the grievance procedure contained in the NMFA. However, any grievance filed hereunder, by either party, shall be referred initially to the Subcommittee referenced in Section 17 for disposition. If the Subcommittee fails to reach agreement, the matter will be referred to the Chairman of TNFINC and the President of the Employer in accordance with Article 8, Section 2(b)(2) of the NMFA. If the Chairman of TNFINC and the President of the Employer are unable to resolve the matter, the 30 additional days provided in Article 8, Section 2(b)(2) of the NMFA shall be considered as exhausted and the remaining provisions of Article 8, Section 2 shall govern.

14. Participation. An employee begins or continues participation in this Revised Plan on the Effective Date of Restructuring Plan or the first day of the pay period following his/her first day of regular and/or probationary employment.

15. New Hire.

(a) Non-CDL Qualified Employees

Non-CDL qualified employees (excluding mechanics) hired after the Effective Date begin participation in the Revised Plan on their first day of employment at the following wage progression:

Time of Service	Maximum Wage Reduction from New Hire Rate Prior to Reduction in Section 3 Above

Effective First Day of Employment	Receive 70% of NMFA Wages
Effective First Day plus One (1) Year	Receive 75% of NMFA Wages
Effective First Day plus Two (2) Years	Receive 80% of NMFA Wages
Effective First Day plus Three (3) Years	Receive 100 % of NMFA Wages

“NMFA Wages” means 100% of the full NMFA rate for the applicable job classification after the agreed upon wage reduction.

(b) CDL Qualified or Mechanics

CDL qualified employees and mechanics hired after the Effective Date begin participation in the Restructuring Plan on their first day of employment at the following wage progression:

Time of Service	Maximum Wage Reduction from New Hire Rate Prior to Reduction in Section 3 Above

Effective First Day of Employment	Receive 85% of NMFA Wages
Effective First Day plus One (1) Year	Receive 90% of NMFA Wages
Effective First Day plus Two (2) Years	Receive 95% of NMFA Wages
Effective First Day plus Three (3) Years	Receive 100 % of NMFA Wages

“NMFA Wages” means 100% of the full NMFA rate for the applicable job classification after the agreed upon wage reduction.

16. Access to Employer Financial Records. The Employer shall submit an annual financial statement in the format of the BTS report to the Subcommittee, and TNFINC reserves the right on an annual basis to examine records of the Employer reasonably required to monitor Employer compliance with this Restructuring Plan or utilize an independent auditor of its choice to do the same. Notwithstanding any request to the contrary, given applicable privacy laws and policies and for the protection of its bargaining and non-bargaining unit employees alike, the Employer will not share employee specific compensation information with the Subcommittee, TNFINC, the Union or any auditor other than the compensation information that Employer is required to publicly provide pursuant to Securities and Exchange Commission regulation. As a condition of being provided such statements, books and audit, TNFINC and the Subcommittee (and any accountant or auditor engaged on its behalf) must agree to maintain the confidentiality of any Employer financial statements and reports for the protection of the Employer, and to execute a reasonable confidentiality agreement if the Employer requests in such form as the Employer may reasonably require. The information provided in this Section 16 is supplemented by that provided in the Term Sheet.

17. Subcommittee to Monitor and Maintain Compliance. For purposes of monitoring and maintaining compliance with the terms of this Restructuring Plan (and for prior periods, the Prior Plan), the parties will continue the four person Subcommittee that the Prior Plan established consisting of the Chairman of TNFINC or his designee, the Co-Chairman of TNFINC or his designee, the Employer’s President or his designee and another officer of Employer or his designee. The Subcommittee shall meet quarterly or more frequently if necessary, to exchange and discuss pertinent data, including relevant payroll and related information, the reinvestment of capital into the Employer and any and all subjects related to the financial operations of the Employer. The Subcommittee’s decision regarding the interpretation of this Restructuring Plan (and for prior periods, the Prior Plan) shall be final and binding other than provided in the Term Sheet. The Subcommittee may retain financial consultants to assist them in performing their obligations under their Agreement.

18. Work Preservation.

(a) The Employers agree not to establish or buy any new non-union regular route common carrier entity without the prior approval of the Union. The Employer agrees that it will not use any of the savings and other economic benefits derived from this Restructuring Plan or the Prior Plan to provide capital to its parent for the purposes of significantly expanding the domestic and Canadian operations or any operations of the Employer that are not located in the U.S. or Canada. This Section 18 does not apply to the maintenance of existing operations or any existing contractual commitments.

(b) The Employer agrees that it will not transfer any bargaining unit work to India or any other country and will return any payroll work performed by the bargaining unit beginning upon ratification and shall be concluded within four (4) months thereafter. The Subcommittee will review the Employer’s compliance with this paragraph during the first quarter.

19. Termination. If this Restructuring Plan is not ratified by those employees of Employers that are covered by the NMFA by November 1, 2010, or if Funds representing 90% of the Employers’ collective monthly contributions to the Funds have not approved the applicable Employer’s resumption of participation to the Fund by June 1, 2011, each Employer may terminate this Plan. Each Employer agrees not to terminate the Restructuring Plan before November 1, 2010 without approval of the Union. However, if prior to November 1, 2010, the Restructuring Plan is terminated with approval of the Union, wage levels will revert or snap back to the full NMFA.

20. Bankruptcy Protection. The purpose of this Restructuring Plan is to make a financial accommodation for the benefit of the Employer, within the meaning of section 365(e)(2) of the Bankruptcy Code. Accordingly, if the Employer files a

Chapter 7 or 11 bankruptcy petition or is placed in an involuntary bankruptcy proceeding, this Restructuring Plan may be terminated and wages reverted to full NMFA on a prospective basis, if the Union so elects in writing. If the Union does not exercise its option hereunder, the Employer agrees not to file any motion under Sections 1113 or 1114 of the Bankruptcy Code without TNFINC approval.

21. Type of Agreement. This Restructuring Plan shall be applicable to the NMFA and its supplements that have been agreed to by the Employer and TNFINC.

22. Card Check and Neutrality. As to any non-union common carrier freight entity that the Employer, its parent or holding company or subsidiaries of the Employer buys, establishes or maintains, the parties to this Restructuring Plan agree that, as soon as a Teamster Local Union shows the entity authorization cards signed by the majority of employees in the bargaining unit, the Local Union will be recognized as the exclusive bargaining representative for those employees. The Employer or its affiliated companies will remain neutral if the Local Union seeks to represent unrepresented employees for this new entity. Neutrality means that the new entity will not make statements or take other actions opposing or advocating unionization. The new entity shall not demean the Union as an organization or its representatives as individuals. The new entity will inform all managerial employees and supervisors of their obligation under this neutrality agreement and will take prompt action to correct any violation of this Section 22. Disputes regarding the application of this Section 22 shall be resolved on an expedited basis by the Subcommittee.

23. Leave of Absence. During the Non-Permanent Pension Contribution Termination Period, bargaining unit employees who are participating in this Restructuring Plan will be permitted to start a leave of absence without pay to work for another Teamster employer until December 31, 2010. All leaves of absence under this Section shall terminate with the cessation of the Non-Permanent Pension Contribution Termination Period on June 1, 2011.

24. Current Ownership. If a Change of Control of YRC Worldwide Inc., including all domestic or Canadian subsidiaries but excluding Chinese businesses (collectively “YRCW”) occurs, this Restructuring Plan may be terminated and wages reverted to full NMFA on a prospective basis if the Union so elects in writing and all other provisions of this Revised Plan shall be null and void on a prospective basis; provided that in the case of the sale of a business unit of YRCW, whether through the sale of assets or stock or through a merger, the election shall only apply to the business unit that is the subject of the sale. Union approval for any Change of Control is required. For the purposes of this Section 24, a “Change of Control,” shall be deemed to have taken place if a third person, including a “group” as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended,

(a)	purchases or otherwise acquires shares of YRCW after the date of this Agreement that, together with stock held by such person or group, constitutes more than 50 percent of the total voting power of the stock of YRCW where the current directors of YRCW (or directors that they nominate or their nominees nominate) no longer continue to hold more than 50% of the voting power of the board of directors);

(b)	acquires a material portion of the assets of a business unit of YRCW that is subject to a Union collective bargaining agreement.

25. Severability. The invalidity or unenforceability of any provision of this Restructuring Plan shall not affect the validity or enforceability of any other provisions of this Restructuring Plan, which shall remain in full force and effect.

26. Ratification. For the purposes of ratification, YRC Inc. and USF Holland Inc. shall be treated as one voting unit and New Penn Motor Express, Inc. shall be treated as a separate voting unit.

27. References. As used in this Restructuring Plan, unless the context expressly requires the contrary, references to “Sections” means the sections and subsections of this Restructuring Plan; references to a “party” mean an Employer or the Union; references to the plural mean the singular, and vice versa; references to the masculine include the feminine and neutral, and vice versa; and references to an “Exhibit” mean an exhibit to this Restructuring Plan, which shall become an integral part of this Restructuring Plan.

28. Impact on Prior Plan. This Restructuring Plan shall amend and restate the provisions of the July 9, 2009 Memorandum of Understanding (“Prior Plan”) in its entirety on a prospective basis. If there are any inconsistencies between this Restructuring Plan and the NMFA, this Restructuring Plan shall govern.

In Witness of the foregoing Restructuring Plan, the parties hereby acknowledge the Restructuring Plan:

YRC Inc., USF Holland, Inc., and New Penn Motor Express, Inc.:

By:

Date:	September 24, 2010

Teamsters National Freight Industry Negotiating Committee:

By:

Date:	September 24, 2010

Term Sheet/Proposal

In connection with, and as a condition to, concessions to YRC Worldwide Inc., including all subsidiaries and affiliates, (the “Company”) being considered by the Teamsters National Freight Industry Negotiating Committee (“TNFINC”) of the International Brotherhood of Teamsters (the “IBT”), TNFINC hereby submits this Term Sheet/Proposal summarizing the key terms and conditions of any such concessions. All terms from prior TNFINC agreements with the Company shall remain in effect unless specifically modified by the terms set forth below. This Term Sheet/Proposal is binding on the parties hereto and is subject to required approvals of the IBT, TNFINC and IBT member ratification as well as approval of the Company’s Board of Directors.

Description of Transaction:	TNFINC would be willing to agree to the Concessions described in the MOU (defined below) subject to the conditions specified in this term sheet for a term expiring on March 31, 2015.

Concessions:

The concessions are set forth in the Agreement for the Restructuring of the YRC Worldwide Inc. Operating Companies (“MOU”) to which this Term Sheet/Proposal is attached. In determining whether the restructuring with the lenders and the Capital Event is satisfactory to TNFINC in its sole discretion, TNFINC will require a profit sharing provision to provide additional compensation to members based upon the achievement of financial performance triggers by the Company which requirements have been communicated to the Company and may be altered by TNFINC in its sole discretion, including adjustments to incorporate cash flow recapture and other mandatory repayment provisions or commitment reductions under the Company’s Revolving Credit and Term Loan Facilities.

Subject to the provisions of this term sheet, including without limitation, the matters set forth under the caption Timing below, the concessions set forth in the MOU could become effective promptly after IBT and TNFINC shall have obtained all required approvals and ratifications to the effectiveness of such concessions as described above. In the event such approvals and ratifications are obtained, such concessions could be implemented in October 2010. The parties acknowledge that the provisions of this Term Sheet/Proposal are also subject to the approval of the Company’s Board of Directors. In the event the approval of the Company’s Board is not obtained on or before September 29, 2010, this Term Sheet/Proposal shall be null and void without any further action of any party hereto.

ABS Credit Facility:	The Company would enter into an amendment with the lenders under the ABS Credit Facility renewing or extending its ABS facility in an amount of at least $300 million in capacity (or such other amount as TNFINC may agree in its sole discretion). TNFINC would be provided with copies of the proposed amendment to provide its input to the Company regarding the proposed terms.

Revolving Credit and Term Loan Facilities:	The Company would enter into an agreement with the lenders under the revolving credit and term loan facilities pursuant to which the Company’s debt would be restructured, in form and substance satisfactory to TNFINC, in its sole discretion, which shall reduce the Company’s outstanding indebtedness to an amount satisfactory to TNFINC, in its sole discretion. TNFINC has advised the Company of the terms of an agreement that would satisfy this requirement.

Equity Ownership of the Company:

TNFINC has advised the Company of the pro forma equity ownership of the Company after giving effect to the concessions, restructuring and transactions described in this term sheet which would satisfy TNFINC in its sole discretion, other than the capital transaction described under the caption Capital Event. The parties acknowledge that the equity ownership of the Company will be materially changed as a result of a Capital Event.

TNFINC would have full discretion to select the vehicle(s) that would hold any interests granted to IBT for the benefit of the employees it represents.

Non-Union Pension Funding Obligations:	To the extent applicable law permits and subject to fiduciary obligations, the Company will reduce or defer contributions to the Company’s single employer pension plans.

Capital Raising Updates; Reports:

The Company will advise TNFINC of possible transactions and update TNFINC on a regular basis (at least weekly) as to all steps taken to effectuate the restructuring and recapitalization of the Company.

In the event that the Company engages in a process to enter into any material transaction pursuant to which it may dispose of any material portion of its assets or business to a third party, enter into any material debt or equity capital transaction (including the restructuring contemplated hereby), the Company would:

•     provide TNFINC proposed transaction terms and analyses and other documentation to evaluate, review and comment

•     provide TNFINC with the business plans and financial models that support the analysis for the restructuring and recapitalization of the Company

•     provide TNFINC with reasonable access to senior management of the Company and its advisors, Alvarez & Marsal and Rothschild to discuss and analyze possible transactions

•     provide TNFINC with reasonable access at appropriate times to designated members of the Company’s board of directors to discuss and analyze possible transactions

•     introduce TNFINC to parties that the Company believes have proposed viable restructuring and recapitalization solutions for the Company

•     provide the Subcommittee and TNFINC information required under the credit agreement or otherwise provided to the lenders and with all information reasonably requested by TNFINC relating to the Company as soon as reasonably practicable after the request therefor

•     share with TNFINC proposals from third party financing sources as well as copies of any indications of interest or proposals from or responses to capital raising sources (all such items with regard to the restructuring shall be delivered promptly after the presentation of this Term Sheet) as well as copies of all proposals and other communications regarding the restructuring with the lenders

•     consult with TNFINC throughout the process, including, without limitation, with respect to any bidding procedures, introducing TNFINC to all parties that the Company believes are likely to be viable bidders in such sale process no later than a reasonable time period after the first indications of interest are received but at least concurrently with any other significant communications between the Company or its agents and such third parties and

•     to the extent legally permissible, provide, at the Company’s reasonable cost and reasonable expense, for TNFINC to be advised by a financial advisor or investment banking firm selected by TNFINC

To facilitate the foregoing the Company will request amendments or waivers to any existing confidentiality agreements to permit the sharing of information contemplated hereby and will not enter into any confidentiality agreement that in any way restricts any such sharing of information.

Capital Event:

As a condition to the continued effectiveness of the concessions contemplated by this term sheet, (i) on or prior to December 31, 2010 (or such later date as TNFINC may agree in its sole discretion) the Company would have entered into definitive documentation with respect to, and (ii) on or before March 31, 2011 (or such later date as TNFINC may agree in its sole discretion) the Company would have consummated a capital transaction that results in, an additional equity investment in the Company of at least $300 million or such other amount as shall be acceptable to TNFINC based upon an opinion from a financial adviser satisfactory to TNFINC addressed to the Company and which may be relied upon by TNFINC.

Notwithstanding the foregoing or the matters set forth under the caption Revolving Credit and Term Loan Facilities, if the Company can demonstrate financial sustainability, including adequate liquidity on a pro forma basis post transaction, TNFINC may in its sole discretion deem the requirements set forth under this caption and the caption Revolving Credit and Term Loan Facilities to have been met.

Restricted Payments:	Any covenant regarding Restricted Payments agreed to by the Company with the lenders under the Revolving Credit and Term Loan Facilities in connection with the restructuring and recapitalization of the Company shall be incorporated in this Term Sheet as if fully set forth herein.

Indemnity:	To the maximum extent legally permissible, the Company would indemnify on reasonable terms and conditions TNFINC and its controlling persons, directors, officers, partners, affiliates, agents, representatives, advisors (legal and financial) and employees from and against all liabilities, losses, claims damages, actions, proceedings, investigations or threats thereof, including without limitation, all costs and expenses (including legal fees and expenses) incurred in connection with the defense thereof arising out of or relating to the execution, delivery or performance of this term sheet and the transactions contemplated hereby.

Board Composition and Representation:

In the event that TNFINC in its sole discretion approves a restructuring or recapitalization of the Company that has been consummated, TNFINC shall be entitled to designate a minimum of two (2) members to the Board of Directors of the Company.

TNFINC has advised the Company of certain additional governance provisions which would satisfy TNFINC in its sole discretion.

Stockholder Rights/ Registration Rights:	The vehicle(s) designated by TNFINC to hold any equity interests would be provided tag along rights in connection with any sale of capital stock of the Company by any lender or other specified stockholders of the Company. Such vehicles would have demand and “piggyback” registration rights no less favorable to them than the rights granted to any other stockholder of the Company.

Sale/leaseback and Senior Convertible Notes:	The Company will review their existing sale/leaseback transactions and the Company’s senior convertible notes (which the Company has guaranteed) to determine if opportunities exist to improve the terms of those transactions and notes or achieve a favorable impact to the Company and will consult with TNFINC and its advisors regarding these transactions and notes.

Remedies:	Without limiting any other remedy available at law or equity, the definitive agreements would provide for specific performance remedies for all breaches by the Company or any other party thereto for which legal damages would be an inadequate remedy.

Subcommittee/ Fees and Expenses:	For purposes of monitoring and maintaining compliance with the terms of the MOU (and for prior periods, the Amended and Restated Memorandum of Understanding on the Job Security Plan dated July 7, 2009 (the “Prior Plan”)), the parties will continue the four person Subcommittee that Section 17 of the MOU confirms. The Subcommittee’s decisions regarding the interpretation of the MOU (and for prior periods, the Restated Job Security Plan) and this Term Sheet/Proposal shall be final and binding.

If an applicable multiemployer pension fund (each a “Fund”) fails to accept a Company’s participation in the Fund under the terms and conditions outlined in the MOU, the Subcommittee shall have the authority to work with the Fund to alter the terms and conditions of the Company’s re-entry into the Fund to the extent that the Subcommittee finds it necessary or desirable.

The parties understand and agree that in connection with TNFINC’s participation and involvement in the negotiation of additional adjustments to the Company’s obligations under the NMFA and in the restructuring and recapitalization of the Company, the parties have been and will be consulting with financial and legal advisors retained by the Subcommittee. To the maximum extent legally permissible, the Company agrees that it will pay and/or reimburse all reasonable fees, costs and expenses of such financial and legal advisors.

Timing:

In the event (a) the Company does not consummate the restructuring contemplated by this Term Sheet with its lenders in form and on terms satisfactory to TNFINC in its sole discretion or (b) the Company does not enter into definitive agreements contemplated by clause (i) of Capital Event on terms satisfactory to TNFINC in its sole discretion, in each case on or before December 31, 2010 (or such later date as TNFINC may agree in its sole discretion), or (c) the Company does not consummate the Capital Event on or before March 31, 2011 (or such later date as TNFINC may agree in its sole discretion), on terms and conditions satisfactory to TNFINC in its sole discretion, or (d) the Company does not comply with any of its other agreements set forth in this Term Sheet, or (e) the various transactions contemplated by this Term Sheet become, in the sole judgment of TNFINC, unlikely to be consummated for any reason, including by virtue of actions taken by any of the Company’s lenders, then upon notice to the Company from TNFINC the concessions contemplated hereby shall become null and void and the Company shall owe TNFINC, on behalf of and for the benefit of IBT members, an amount equal to the concessions that had in fact benefitted the Company.

Notwithstanding any other provisions of this Term Sheet/Proposal or the MOU to the contrary, if prior to the filing of a petition in bankruptcy with respect to the Company or any of its subsidiaries, including the Employers, TNFINC exercises its rights to nullify the concessions, to the extent the exercise of those rights and the voiding of those concessions would constitute a Deferral Termination Event under the Company’s Credit Agreement, the concessions shall revert to the rates in the Prior Plan and TNFINC shall have the rights in the Prior Plan.

In determining whether the restructuring with the lenders and the Capital Event is satisfactory to TNFINC in its sole discretion, the factors TNFINC would consider shall include without limitation the terms of the restructuring and the total amount of indebtedness that remains outstanding after giving effect to the restructuring, the entity making the investment or acquisition pursuant to the Capital Event, the amount and form of equity participation or other consideration given for the value of the concessions, the changes in the Company’s capital structure and senior management effected in the transaction, corporate governance and the financial viability of the Company on a going forward basis specifically including but not limited to the amount of leverage the Company will have on a pro forma post transaction basis.

The concessions that are provided in the MOU will continue to be available to a new investor providing the capital contemplated under Capital Event if the Capital Event is consummated on or before March 31, 2011 so long as the Company entered into definitive documentation with respect to the Capital Event on or before December 31, 2010 or in each case such later date as TNFINC shall decide in its sole discretion.

YRC Inc., USF Holland, Inc. and New Penn Motor Express, Inc.:

By:

Date:	September 24, 2010

Teamsters National Freight Industry Negotiating Committee:

By:

Date:	September 24, 2010